Skadden, Arps, Slate, Meagher & Flom llp ONE MANHATTAN WEST NEW YORK, NY 10001 TEL: (212) 735-3000 FAX: (212) 735-2000 www.skadden.com
FIRM/AFFILIATE OFFICES
BOSTON
CHICAGO
HOUSTON
NEW YORK
PALO ALTO
WASHINGTON, D.C.
WILMINGTON
BEIJING
BRUSSELS
FRANKFURT
HONG KONG
LONDON
MOSCOW
MUNICH
PARIS
SÃO PAULO
SEOUL
SHANGHAI
SINGAPORE
TOKYO
TORONTO

February 4, 2022

VIA EDGAR TRANSMISSION

Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attn:		Mr. Tony Watson

	Re:	FTAI Infrastructure LLC Draft Registration Statement on Form 10 Submitted December 20, 2021 (CIK No. 0001899883)

Dear Mr. Watson,

On behalf of our client, Fortress Transportation and Infrastructure Investors LLC (“Our Client” or “FTAI”), we hereby provide responses to comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated January 18, 2022 (the “Comment Letter”) with respect to the above-referenced Draft Registration Statement on Form 10 confidentially submitted by FTAI Infrastructure LLC (a subsidiary of Our Client, the “Company” or “FTAI Infrastructure”), to the Commission on December 20, 2021 (the “Registration Statement”).

Concurrently with the submission of this letter, the Company is confidentially submitting, through the Commission’s Electronic Data Gathering, Analysis and Retrieval (“EDGAR”) system, Amendment No. 1 to the Draft Registration Statement on Form 10 (“Amendment No. 1”) in response to the Staff’s comments and to reflect certain other changes.

The headings and paragraph numbers in this letter correspond to those contained in the Comment Letter and, to facilitate the Staff’s review, we have reproduced the text of the Staff’s comments in italics below. Capitalized terms used but not defined herein have the meanings given to them in Amendment No. 1. All references to page numbers and captions (other than those in the Staff’s comments and unless otherwise stated) correspond to the page numbers and captions in Amendment No. 1.

* * * * *

Mr. Watson
Securities and Exchange Commission
February 4, 2022

 Draft Registration Statement on Form 10 submitted December 20, 2021

General

1.	Please revise the forepart and main sections to address any material changes in shareholder rights.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it does not believe that there will be any material changes in shareholder rights, notwithstanding the fact that FTAI is a Delaware limited liability company and the Company will be a Delaware corporation as of the closing of the spin-off. FTAI’s Fourth Amended and Restated LLC Agreement, dated March 25, 2021 (the “LLC Agreement”), includes several provisions that incorporate the standards applicable to a corporation formed pursuant to the General Corporation Law of the State of Delaware (the “DGCL”). Such examples include Section 5.1 of the LLC Agreement, which provides, in relevant part: “. . . the authority and functions of the Board of Directors, on the one hand, and of the officers, on the other hand, shall be identical to the authority and functions of the board of directors and officers, respectively, of a corporation organized under the DGCL” and Section 5.22, which provides “(e)xcept as otherwise expressly provided in this Agreement or required by the Delaware Act, (i) the duties and obligations owed to the Company by the officers and Directors shall be the same as the duties and obligations owed to a corporation organized under DGCL by its officers and directors, respectively, and (ii) the duties and obligations owed to the Members of a class or series of Shares by the officers and Directors shall be the same as the duties and obligations (if any) owed to the stockholders of the corresponding class or series of Shares of a corporation under the DGCL by its officers and directors, respectively.” Furthermore, the Company respectfully informs the Staff that the certificate of incorporation and bylaws for FTAI Infrastructure are expected to contain substantially similar shareholder rights as those enjoyed by shareholders of FTAI today. The Company has further updated the relevant disclosure on pages 13 and 109 of Amendment No. 1 to disclose that there will be no material changes in shareholder rights between the rights at FTAI and FTAI Infrastructure.

Summary

Our Strengths, page 2

2.
Please revise to ensure that the information you include in your summary is balanced. To the extent that you cite competitive strengths in your summary, please revise as necessary to provide balanced information, such as the indebtedness to be incurred in connection with the spin-off and any benefits that will be lost following the spin-off.

Response: The Company respectfully advises the Staff that the Company has included the following information, including indebtedness to be incurred and benefits lost on pages 4 and 37 of Amendment No. 1, in response to the Staff's comment:

In connection with the spin-off, FTAI Infrastructure will enter into the New Financing, the terms of which are subject to change and will be finalized prior to the closing of the spin-off.  We have historically relied in part upon FTAI to provide credit support or fund our working capital requirements and other cash requirements. After the separation and distribution, we will not be able to rely on the earnings, assets or cash flows of FTAI, and FTAI will not provide credit support or funds to finance our working capital or other cash requirements. As a result, after the separation and distribution, we will be responsible for servicing our own debt and obtaining and maintaining sufficient working capital and other funds to satisfy our cash requirements. After the spin-off, our access to and cost of debt financing will be different from the historical access to and cost of debt financing under FTAI. Differences in access to and cost of debt financing may result in differences in the interest rates charged to us on financings, as well as the amount of indebtedness, types of financing structures and debt markets that may be available to us. Our ability to make payments on and to refinance our indebtedness, including the New Financing, as well as any future debt that we may incur, will depend on our ability to generate cash in the future from operations, financings and/or asset sales. Our ability to generate cash is subject to general economic, financial, competitive, legislative, regulatory and other factors that are beyond our control.

Mr. Watson
Securities and Exchange Commission
February 4, 2022

Organizational Structure, page 5

3.
For clarity and context, please include a graphic depiction and brief accompanying narrative of the corporate structure after the separation that includes the roles and ownership of FIG LLC, Fortress Investment Group LLC and the Fortress Entities.

Response: The Company respectfully advises the Staff that the graphic depiction and accompanying narrative of the corporate structure after the separation on pages 5-6 of Amendment No. 1 has been updated to include the roles and ownership of FIG LLC, Fortress Investment Group LLC and the Fortress Entities. The Company respectfully informs the Staff that Fortress Entities is expected to be a defined term in the Registration Rights Agreement.  The Company also respectfully informs the Staff that it believes it has disclosed all of the interests currently expected to be owned by Fortress following the spin-off on pages 5-6 of Amendment No. 1.

Reasons for the Spin-off, page 6

4.	Please briefly describe any material negative factors that the board considered when determining whether to engage in the spin-off transaction or advise.

Response: The Company respectfully advises the Staff that as noted in the response to Comments 6 and 7 below, the Board of Directors of FTAI (the “FTAI Board”), including a special committee thereof, are continuing to review the proposed transaction. The FTAI Board is expected to consider the material negative factors described below.  The Company has included the following expanded discussion of material negative factors on pages 6-7 and 51 of Amendment No. 1:

The board of directors of FTAI also considered a number of potentially negative factors in evaluating the separation, including the following:

•
Anticipated benefits of the separation may not be realized. Following the separation, FTAI Infrastructure and FTAI will be independent companies. FTAI Infrastructure and/or FTAI may not be able to achieve some or all of the benefits that it expects to achieve as a company independent from the other in the time it expects, if at all.

•
There may be disruptions to the business as a result of the separation. The actions required to separate FTAI Infrastructure and FTAI could disrupt FTAI Infrastructure’s and FTAI’s operations after the separation.  The separation and distribution may divert management’s time and attention, which could have a material adverse effect on the business, results of operations, financial condition and cash flows.

•
Costs of the Separation. FTAI Infrastructure and FTAI will incur costs in connection with the transition to being separate public companies that include accounting, tax, legal and other professional service costs.  In addition, FTAI Infrastructure and FTAI will incur costs in connection with operating as separate, stand-alone public companies that the combined company otherwise shared, such as expenses associated with reporting and compliance as public companies and separate management and incentive fees, working capital requirements, overhead, insurance, financing and other operating costs, as well the potentially higher cost of capital as separate companies.

•
There may be conflicts between FTAI Infrastructure and FTAI. There may be, or there may be the appearance of, conflicts of interest in FTAI Infrastructure’s relationship with FTAI. We expect certain directors to overlap at least at the outset and we expect that, if and to the extent matters come before the board as to which there is a conflict between the two companies, that the companies would take appropriate steps so that decisions with respect to such matters are made by disinterested and independent directors. The agreements between FTAI and us, if any, generally will not limit or restrict FTAI or its affiliates from engaging in any business or managing other entities that engage in business of the type conducted by us. Actual, potential, or perceived conflicts could give rise to investor dissatisfaction, settlements with stockholders, litigation, or regulatory inquiries or enforcement actions.

Mr. Watson
Securities and Exchange Commission
February 4, 2022

Following the separation, FTAI Infrastructure will be an infrastructure assets company and will not operate under the umbrella of FTAI. FTAI Infrastructure’s business may be negatively impacted by this loss of operating diversity, including the purchasing power, financing options, and ability to share overhead costs associated with operating as part of a larger organization.  The board of directors of FTAI concluded that the potential benefits of the separation outweighed these factors.

To the extent the FTAI Board considers additional material factors, the Company will update the Registration Statement prior to effectiveness.

Risk Factors

Risks Related to Our Business

The COVID-19 pandemic has severely disrupted the global economy, page 18

5.
In light of the time that has passed since the initial outbreak of the novel COVID-19 pandemic in December 2019, please revise this risk factor to specifically discuss the impact that the COVID-19 pandemic has had on your business to date, rather than presenting such risks as hypothetical. In this regard, please revise to clarify that COVID-19 has impacted you in 2020 and 2021 and disclose any material effects of COVID-19 on your business, financial condition and results of operations. For instance, we note your disclosure elsewhere in the filing indicating that the pandemic negatively affected refining volumes in 2020 and 2021 and that you have seen the impact starting to normalize and that you expect refining volumes to return to normal by 2022. Please quantify the impact on your revenues and any COVID-related costs incurred. Also, discuss what management expects the pandemic's future impact will be, how management is responding to evolving events, and how it is planning for COVID-19-related uncertainties. Please make conforming changes to your Management’s Discussion and Analysis of Financial Condition and Results of Operations section. For guidance, consider the Division of Corporation Finance's Disclosure Guidance: Topic Nos. 9 and 9A, available on our public website.

Response: The Company respectfully advises the Staff that it is not possible to quantify the impact on its revenues. The Company has added additional qualitative disclosures regarding the impact on of COVID-19 on the revenues of the Company’s Jefferson Terminal business.  The Company respectfully informs the Staff that it did not incur any material COVID-related costs in its Jefferson Terminal business. The Company’s remaining businesses were in the development stage and generally not affected by COVID-19. The Company has included the following revised COVID-19 risk factor on pages 21-22 of Amendment No. 1 (along with corresponding changes to the Management’s Discussion and Analysis of Financial Condition and Results of Operations section on page 63 of Amendment No. 1):

A pandemic, including COVID-19, could have an adverse impact on our business, financial condition, and results of operations.

In recent years, the outbreaks of certain highly contagious diseases have increased the risk of a pandemic resulting in economic disruptions. In particular, the ongoing COVID-19 pandemic has led to severe disruptions in the market and the global, U.S. and regional economies that may continue for a prolonged duration and trigger a recession or a period of economic slowdown. In response, various governmental bodies and private enterprises have implemented numerous measures to mitigate the outbreak, such as travel bans and restrictions, quarantines, shelter-in-place orders and shutdowns. The COVID-19 outbreak continues to be dynamic and evolving, including a resurgence of COVID-19 cases in certain geographies, and its ultimate scope, duration, effects and the availability of vaccines remain uncertain.

Mr. Watson
Securities and Exchange Commission
February 4, 2022

The ongoing COVID-19 pandemic adversely affected our Jefferson Terminal business in several material ways during the years ended December 31, 2020 and 2021. Although difficult to quantify the impact, the pandemic adversely affected macro trends in refinery utilization rates in the United States and the global consumption of petroleum and liquid fuels in 2020 and part of 2021, which adversely affected our revenue potential at our Jefferson Terminal business. In addition, we were unable to complete anticipated new customer contracts and certain of our existing customers did not increase volumes as anticipated which also adversely affected our revenue potential for those periods.

We expect that this pandemic, and any future epidemic or pandemic crises, could result in direct and indirect adverse effects on our industry and customers, which in turn may impact our business, results of operations and financial condition. Effects of the current pandemic have included, or may in the future include, among others:

•          deterioration of worldwide, regional or national economic conditions and activity, which could adversely affect demand for our services;

•          disruptions to our operations as a result of the potential health impact, such as the availability and efficacy of vaccines, on our employees and crew, and on the workforces of our customers and business partners;

•          disruptions to our business from, or additional costs related to, new regulations, directives or practices implemented in response to the pandemic, such as travel restrictions, increased inspection regimes, hygiene measures (such as quarantining and physical distancing) or increased implementation of remote working arrangements;

•          potential reduced cash flows and financial condition, including potential liquidity constraints;

•          reduced access to capital, including the ability to refinance any existing obligations, as a result of any credit tightening generally or due to continued declines in global financial markets, including to the prices of publicly traded securities of us, our peers and of listed companies generally; and

•          potential deterioration in the financial condition and prospects of our customers, joint venture partners or business partners, or attempts by customers or third parties to invoke force majeure contractual clauses as a result of delays or other disruptions.

As COVID-19 continues to evolve, the extent to which COVID-19 impacts operations will depend on future developments, which are highly uncertain and cannot be predicted with confidence, including the duration and severity of the outbreak, and the actions that may be required to try and contain COVID-19 or treat its impact. We continue to monitor the pandemic and, the extent to which the continued spread of the virus adversely affects our customer base and therefore revenue. As the COVID-19 pandemic is complex and rapidly evolving, our plans as described above may change. At this point, we cannot reasonably estimate the duration and severity of this pandemic, which could have a material adverse impact on our business, results of operations, financial position and cash flows.

Mr. Watson
Securities and Exchange Commission
February 4, 2022

Our Spin-Off from FTAI, page 41

6.
We note your disclosure throughout that the terms of your key agreements and the agreements related to your separation from FTAI, including the Separation and Distribution Agreement and the Management Agreement, may not reflect terms that would have resulted from arm’s-length negotiations among unaffiliated third-parties. Please revise to add a new, subsection disclosing the background of the spin-off to explain how it was decided to explore the separation of the infrastructure business into a newly-created and separately-traded public company. Include disclosures related to how the material terms of the spin-off were determined, including, but not limited to: the ancillary agreements, the merger, internal reorganization and the New Financing.

Response: The Company respectfully advises the Staff that, as part of the Company’s ongoing strategic planning process, the FTAI Board and senior management regularly review and assess the Company’s long-term strategic goals and opportunities, industry trends, competitive environment, and short- and long-term performance in light of the Company’s strategic plan, with the goal of maximizing shareholder value. In connection with these activities, the FTAI Board and senior management meet from time to time in the ordinary course of business to consider and evaluate various courses of action, including business combinations, acquisitions, dispositions, stock buybacks, special dividends, internal restructurings, capital raising, debt financings or refinancings, spin-offs and other transactions. As part of this review, the FTAI Board directed Company management to begin exploring a potential spin-off transaction in 2021, and the Company engaged Skadden, Arps, Slate, Meagher & Flom LLP as legal advisor. On December 15, 2021, the FTAI Board formed a special committee comprised of its disinterested directors with the authority to (i) review, consider and evaluate portions of the transactions that involve the manager of FTAI and its affiliates, (ii) conduct negotiations in respect of such matters and the terms thereof and (iii) determine whether the terms of such matters are fair to, and in the best interests of, FTAI and its shareholders. The Company advises the Staff that the special committee intends to engage independent legal counsel. The Company also intends to engage a financial advisor to deliver a solvency opinion for each of FTAI and FTAI Infrastructure and assist in the evaluation of the Transaction from a financial point of view relative to the continuation of the FTAI’s current business strategy and structure. The FTAI Board’s review of the proposed spin-off is ongoing. The Company will revise the disclosure in a future amendment to add a new subsection disclosing the background of the spin-off to explain how it was decided to explore the separation of the infrastructure business into a newly-created and separately-traded public company. The new subsection will contain disclosures related to how the material terms of the spin-off were determined, including the ancillary agreements, the merger, internal reorganization and the New Financing.

Mr. Watson
Securities and Exchange Commission
February 4, 2022

Our Spin-Off from FTAI, page 41

7.	Disclose whether the board of directors considered alternatives to the spin-off transaction and, if so, why those alternatives were rejected:

Response: The Company respectfully advises the Staff that, as noted in the response to Comment 6 above, as part of the Company’s ongoing strategic planning process, the FTAI Board and senior management regularly review and assess the Company’s long-term strategic goals and opportunities, industry trends, competitive environment, and short- and long-term performance in light of the Company’s strategic plan. In addition, as noted in response to Comment 6, the FTAI Board intends to engage both financial and legal advisors to assist in their review of the proposed spin-off transaction which is expected to include alternatives. The FTAI Board’s review of the proposed spin-off is ongoing.  The Company will revise the disclosure in a future amendment to disclose that the FTAI Board reviewed alternatives and a brief description of why those alternatives were rejected.

Conditions to the Distribution, page 45

8.
Please refer to the disclosure on page 100 that "the Separation and Distribution Agreement will provide that the distribution is subject to several conditions that must be satisfied or waived by FTAI in its sole discretion" and revise the disclosure on page 45 and in the Summary to disclose the conditions that FTAI may waive in its sole discretion and discuss any material consequences to stockholders if FTAI waives any conditions and proceeds with the spin-off.

Response: The Company respectfully advises the Staff that the Company has revised the disclosure on pages 13-14, 18-19 and 49-50 of Amendment No. 1 to discuss material consequences to stockholders if FTAI waives any conditions and proceeds with the spin-off.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations

Comparison of the years ended December 31, 2020 and 2019, page 63

9.
We note that total revenues decreased primarily from a decrease in crude marketing revenue of $157.9 million due to Jefferson Terminal exiting the crude marketing strategy in the fourth quarter of 2019. Please revise to provide a more substantive discussion on this change and how it impacted results.

Response: The Company respectfully advises the Staff that it has revised the disclosure to provide a more substantive discussion on the total revenue decrease on pages 68-69 of Amendment No. 1 as follows:

Comparison of the years ended December 31, 2020 and 2019

Revenues

Total revenues decreased $144.1 million which primarily reflects (i) a decrease in crude marketing revenue of $157.9 million due to Jefferson Terminal exiting its crude marketing strategy in the fourth quarter of 2019. In 2019, Jefferson directly sourced crude from producers in Canada, arranging logistics to its terminal and then marketing crude to third parties to take advantage of favorable spreads.  The resulting crude sales and corresponding costs of sale, including logistical costs, are reflected in Crude marketing revenues and Operating expenses, respectively. Jefferson exited this crude marketing strategy in the fourth quarter of 2019 as a result of unfavorable oil spreads and as certain logistical commitments expired. The decrease is partially offset by (ii) an increase in terminal services of $15.0 million due to increased activity and storage capacity.

Mr. Watson
Securities and Exchange Commission
February 4, 2022

 Expenses

Total expenses decreased $172.3 million which reflects (i) a decrease in operating expenses of $178.4 million primarily due to Jefferson Terminal exiting the crude marketing strategy in the fourth quarter of 2019, as described above, partially offset by (ii) an increase in depreciation and amortization of $6.2 million due to additional assets placed into service.

Management, page 89

10.	Upon the completion of the charts in this section, please include identify the members of your board and management who will also hold positions at FTAI.

Response: The Company has revised the disclosure on page 95 of Amendment No. 1 in response to the Staff’s comment to identify a member of the board of directors of FTAI Infrastructure who will also hold positions at FTAI. To the extent the Company identifies additional members of the board of directors and management who will also hold positions at FTAI, the Company will revise the disclosure accordingly.

Executive Officer Compensation, page 91

11.	Please update the executive compensation section to include information for the fiscal year ended December 31, 2021.

Response: The Company has revised the disclosure on pages 98-99 of Amendment No. 1 in response to the Staff’s comment, and advises the Staff that it will also further revise the disclosure in a future amendment to update its executive compensation section to include information for the fiscal year ended December 31, 2021.

Description of our Capital Stock

Forum Selection Clause, page 105

12.
We note that your bylaws contain a forum selection provision that identifies the Court of Chancery of the State of Delaware as the exclusive forum for certain litigation, including any "derivative action." Please disclose whether this provision applies to actions arising under the Securities Act or Exchange Act. In that regard, we note that Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder, and Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. If the provision applies to Securities Act claims, please also revise your registration statement to state that there is uncertainty as to whether a court would enforce such provision and that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. If this provision does not apply to actions arising under the Securities Act or Exchange Act, please also ensure that the exclusive forum provision in the governing documents states this clearly, or tell us how you will inform investors in future filings that the provision does not apply to any actions arising under the Securities Act or Exchange Act. Finally, please be certain your risk factor disclosure includes the risks that your exclusive forum provision may result in increased costs for investors to bring a claim and that the provision can discourage claims or limit investors' ability to bring a claim in a judicial forum that they find favorable.

Response: The Company respectfully advises the Staff that the Company has updated the relevant disclosure on pages 41-42 and 111-112 of Amendment No. 1.

Mr. Watson
Securities and Exchange Commission
February 4, 2022

Note 2. Summary of Significant Accounting Policies

Variable Interest Entities, page F-11

13.	Please tell us your consideration of disclosing how your involvement with Delaware River Partners LLC affects your financial performance and cash flows. Refer to ASC 810-10-50-2AA-d.

Response: The Company respectfully advises the Staff that FTAI Infrastructure holds 100% of the voting equity interests in Delaware River Partners LLC, in addition to being the primary beneficiary with a 98% economic interest. In considering whether our disclosures achieved the objective in ASC 810-10-50-2AA-d, we considered the disclosure requirements throughout ASC 810-10-50 in addition to the nature of our interest in the variable interest entity (“VIE”) and other disclosures throughout the financial statements. FTAI Infrastructure holds substantially all of the voting rights and economics of the VIE. FTAI Infrastructure is responsible for substantially all of the cash flows and receives all the benefit of the cash flows of Delaware River Partners LLC, consistent with our other consolidated subsidiaries.  We further note that Delaware River Partners LLC comprises substantially all of the Company’s Ports and Terminals segment's operating results, and Note 17, as supplemented in the Management’s Discussion and Analysis of Financial Condition and Results of Operations section, provides additional detail regarding the financial performance of the VIE. Therefore, we believe we have met the disclosure objective in ASC 810-10-50-2AA-d in all material aspects.

Revenues, page F-14

14.
For your various revenue streams recognized over time, please revise to clarify your methods used to measure progress and why the methods reflect a faithful depiction of the transfer of goods or services. Refer to ASC 606-10-50-18.

Response: The Company respectfully advises the Staff that it has included the following disclosure in Note 2 on pages F-14 and F-15 of Amendment No. 1 as follows:

Terminal services are provided to customers for the receipt and redelivery of various commodities. These revenues relate to performance obligations that are recognized over time using the right to invoice practical expedient, i.e., invoiced as the services are rendered and the customer simultaneously receives and consumes the benefit over ~~time~~the contract term. The Company’s performance of service and right to invoice corresponds with the value delivered to our customers. Revenues are typically invoiced and paid on a monthly basis.

Crude marketing revenues consist of marketing revenue related to Canadian crude oil. Contracts to sell crude products to customers contain performance obligations to deliver the product over the term of the contract. The revenues are recognized when the control of the product is transferred to the customer, based on the volume delivered and the price defined within the contract. Revenues are typically invoiced and paid on a monthly basis.  ~~The revenues are recognized over time, i.e., as the services are rendered and the customer simultaneously receives and consumes the benefit over time.~~ All activities related to crude marketing revenues were terminated in 2019. For the year ended December 31, 2019, crude marketing revenues were $166.1 million and associated costs of sale were $173.0 million.

Mr. Watson
Securities and Exchange Commission
February 4, 2022

 Other revenue primarily consists of revenue related to the handling, storage and sale of raw materials. ~~Other revenue consists of two performance obligations: handling and storage of raw materials. The revenues are recognized over time, i.e., as the services are rendered and the customer simultaneously receives and consumes the benefit over time.~~ Revenues for the handling and storage of raw materials relate to performance obligations that are recognized over time using the right to invoice practical expedient, i.e., invoiced as the services are rendered and the customer simultaneously receives and consumes the benefit over the contract term. The Company’s performance of service and right to invoice corresponds with the value delivered to our customers.  Revenues for the sale of raw materials relate to contracts that contain performance obligations to deliver the product over the term of the contract. The revenues are recognized when the control of the product is transferred to the customer, based on the volume delivered and the price defined within the contract. Other revenues are typically invoiced and paid on a monthly basis.

Note 15. Income Taxes, page F-36

15.
We note your disclosure that current and deferred tax assets and liabilities are reported net in other current assets/other assets or other current liabilities/other liabilities. Please tell us your consideration of the guidance in ASC 740-10-45-4.

Response: The Company respectfully advises the Staff that all deferred tax assets and liabilities are reported as non-current in the combined consolidated balance sheets. We have revised Note 15. Income Taxes on page F-36 of  Amendment No. 1 to remove the reference to “other current assets” and “other current liabilities.”

Mr. Watson
Securities and Exchange Commission
February 4, 2022

We thank you for your prompt attention to this letter responding to the Comment Letter and look forward to hearing from you at your earliest convenience.  If you have any questions regarding this filing, please contact Michael Schwartz at (212) 735-3694.

Sincerely,

/s/ Michael Schwartz
Michael Schwartz
Skadden, Arps, Slate, Meagher & Flom LLP